Exhibit 99.2

INTERIM CONSOLIDATED FINANCIAL REPORT

FOR THE HALF-YEAR ENDED

31 December, 2009

DIRECTORS’ REPORT

Your directors submit the consolidated interim financial report of Allied Gold Limited and its controlled entities (together referred to as the “economic entity” or “the Group”) for the half-year ended 31 December 2009.

DIRECTORS

The Directors of the Company in office during or since the end of the half-year were:

Mr Mark V Caruso
Mr Gregory H Steemson
Mr Anthony Lowrie
Mr Frank Terranova
Mr Monty House

Directors have been in office since the start of the half-year to the date of this report unless otherwise stated.

RESULTS

The consolidated loss of the economic entity after providing for income tax was $22,415,769 (2008: loss $11,031,614).

DIVENDENDS PAID OR RECOMMENDED

No dividends were paid or declared during or in respect of the half-year ended 31 December 2009.

REVIEW OF OPERATIONS

Simberi Gold Oxide Project

Oxide operations

Operations at the Group’s flagship Simberi Gold Oxide Project were impacted by continued unseasonal rainfall during the September quarter and nine days lost production in the December quarter due to an illegal cease work order and cultural gorgor. Despite these operational constraints, the achievement of nameplate capacity for production plant throughput at around 2 Mtpa has provided further confidence that the 3 Mpta oxide expansion plan will be delivered.

Key operating statistics for the mining and processing activities for the period from 1 July 2009 to 31 December 2009 are summarised in the table below:

Key operating statistic	Unit of measure	Volume
Waste mined	tonnes	223,095
Ore mined	tonnes	962,489
Total mined	tonnes	1,185,584
Ore processed	tonnes	972,121
Grade	g/t gold	1.14
Recovery	%	88.1
Gold produced	ounces	31,528
Gold sold	ounces	33,391

Average realised gold price $ / oz	A$/oz	991
	US$/oz	864
Operating cash cost $ / oz	A$/oz	853
	US$/oz	744

DIRECTORS’ REPORT (continued)

Expansion Studies

GR Engineering Services completed an independent assessment relating to debottlenecking and optimisation of the existing process plant as well as a study to increase the plant capacity from its current nameplate capacity of 2 Mpta to 3 Mpta which should result in gold production being increased to approximately 100,000 ounces per annum.

This assessment was further developed into a PFS and has adopted a SAG mill in series with the existing ball mill as the processing route and includes two additional 2,500m3 agitated leach tanks and a tailings thickener. An option to purchase a SAG mill has been entered into to accelerate the construction timetable and enable plant commissioning before the end of the calendar year 2010.

Plant Debottlenecking

Plant debottlenecking activities progressed throughout the half-year with the following activities being undertaken:
•	Scats crusher and conveying system installed and operational.
•	Rope conveyor and other ore delivery conveyor capacity upgraded to 600 wet tonnes per hour.
•	Refurbishment of used lime slaking plant completed, design completed and tank and structural steel being procured.
•	Other equipment including intertank screens, de-gritting spiral and rain covers for ore delivery conveyors ordered or delivered to site.

Pigiput Sulphide Study

•
Stage 2 sulphide metallurgical test work was 90% completed with the generation of two master composites followed by comminution and flotation work. The two composites consist of a hanging wall tuff overlying a footwall intrusive andesite.

•	The flotation work produced a primary rougher pyrite concentrate gold recovery for tuff of 90% and 93% for andesite at a grind of p80=106um.
•	Forty five kilogram bulk floats were conducted on both tuff and andesite master bulk composite samples to generate flotation concentrate for roaster amenability tests using laboratory muffle furnaces.
•
The tuff concentrate contained 16g/t gold and 26% sulphur and the andesite concentrate contained 22g/t gold and 23% sulphur.  These roaster tests were started in December and results will be available in February 2010.

•
Roaster operations in Nevada, USA and in Sweden were inspected by company and consultant personnel. Discussions on the suitability of a roaster for treatment of the Simberi sulphides were held with roaster technology vendors, Technip (California, USA) and Outotec (Frankfurt, Germany).

•
Infill resource drilling continued in the current quarter to provide additional sample density to enable a reserve estimation of the Pigiput sulphides to be completed.  The drilling is also targeting down dip and strike extensions of mineralisation and as drilling has progressed, the indication of mineralisation connecting to the other surrounding deposits (Sorowar to the north and Pigibo to the west) is improving.

•	A total of 7,209.3 metres of diamond core drilling were completed in the current quarter.

Gold Ridge Project

The executives of the company made several visits to the Solomons Islands to meet with the stakeholders of the Gold Ridge Project.  Meetings were held with Government officials, principal landholders and downstream associations, along with the local and expatriate workforce.

The asset has been in ‘Care and Maintenance’ mode but the plant, in particular, is in very good shape.  During the reporting period several key aspects of the redevelopment plan were advanced, including:

DIRECTORS’ REPORT (continued)

•
Dewatering of the Tailings Storage Facility – This has gradually filled up over the nine (9) years; the mine has been closed and needed to be dewatered to allow for operations to recommence.  Over the course of 2009, a treatment plant was constructed to allow processing of the water to meet strict water quality guidelines.  Late in November, the water quality guidelines were met and pumping to the Tinahula River commenced.  The project is anticipated to take approximately six months.

•
Relocation – This is a key process that needs to be carried out so that mining can commence.  During the quarter, the final Census (population and location data) was completed and various relocation sites were accessed after the traditional ground breaking ceremonies were carried out.  Final house designs were agreed and a supplier was identified.  It is anticipated that the first order for housing will be placed early in the first quarter of 2010.  Over 300 houses will be built on five separate sites during the resettlement period.

•
Site Building Construction – The main administration building (stage 2) construction commenced.  This is being built by local tradesmen, largely trained by the company. It is scheduled for completion by the end of February.

•	The company has also begun the process of acquiring earthmoving equipment, light vehicles and has recommenced engineering studies on the plant and infrastructure.
•	Recruitment of key personnel has begun and they will concentrate on the training, OHS and operational systems that need to be in place to ensure a smooth transition to operations.

Exploration

Simberi Gold Project in PNG ML 136

•	Exceptional results released on 21 January 2010 fully outlining the Pigiput and Pigibo deposits.
•	Significant gold intercepts from diamond core drilling further expand data available for resource update, scheduled for March 2010 quarter.
•	Gold assays were received for samples from 11 diamond core holes, with the best down hole intercepts including:
o	SDH061 44m @ 1.12g/t Au from 254m in SU
o	SDH062 27m @ 1.65g/t Au from 94m in SU
o	SDH063 61m @ 1.81g/t Au from 158m in SU
o	SDH064 7m @ 4.95g/t Au from 128m in SU
o	SDH065 53m @ 3.38g/t Au from 128m in SU
o	SDH066 5m @ 6.02g/t Au from 298m in SU
o	SDH067 18m @ 2.58g/t Au from 134m in SU
o	SDH068 33m @ 15.0g/t Au from 78m in SU

Simberi Island in PNG EL 609

•	Barrick maintained the Tatau/Tabar project camp on care and maintenance during the December quarter.
•	Allied Gold is in the process of further assessing specific targets on these islands with a program to be specifically developed by the June quarter.

Gold Ridge Project in Solomon Islands

•
Four diamond core holes, totalling 983m, were drilled in the December 2009 quarter (ASG release on 13 November 2009). The holes targeted up-dip extensions of the Charivunga Gorge Prospect gold mineralisation published in nine previous ASG releases made between 7 February 2007 and 13 November 2009.

DIRECTORS’ REPORT (continued)

•
ASG’s previous drilling included better downhole intercepts of 40m @ 2.15 g/t Au from 192m in DDH138 and 39m @ 2.29 g/t Au from 342m in DDH140 (ASG Releases  4 July  2007) and 32m @ 2.86 g/t Au from 322m in DDH166 in (ASG Release 24 September 2008).

•	The December quarter drilling produced a best intercept of 5m @ 30.1g/t from 193m in DDH180.
•
Topographic constraints meant the holes were collared further west than initially planned and while sulphide mineralization and alteration was found, the holes carried little gold.  The holes intersected the volcanic and volcanoclastic rocks typical of the Gold Ridge area including tuffs, conglomerates and breccias. Gold mineralisation is generally associated with argillic alteration and pyrite.

Corporate

•	On 17 September 2009, Allied Gold announced the acquisition of Australian Solomons Gold Limited (ASG), with the offer closing on 17 December 2009.
•	During the December 2009 quarter, Allied Gold completed the acquisition and has commenced compulsory acquisition, with the Board of ASG and its executive team restructured.
•	ASG is expected to be delisted from the TSX during the March 2010 quarter and will cease being a reporting entity for external reporting purposes.
•
On 12 November 2009, Allied Gold listed on the TSX as part of a successful capital raising completed during December 2009. A total of A$159M was raised from existing and new institutional shareholders with Allied Gold preserving its blue chip share register.

•	The primary purpose of the funding was to redevelop Gold Ridge mine in the Solomon Islands and fund the oxide plant expansion on Simberi Island in PNG.
•	On 23 December 2009, Allied Gold announced legal action against the original EPCM contractors who constructed the Simberi Gold processing plant.

Cash and debt

•	During the December quarter, gold sales increased by 16% to 17,971oz which were sold at an average price of A$953/oz (US$866/oz).
•	A total of 10,754 oz were delivered into the hedge book during the quarter.

Gold hedging

•	In accordance with an original project financing undertaken in 2007, Allied Gold was required by its lenders to enter into a hedging program.
•	Subsequently in March 2009, Allied Gold repaid the entire project financing facility 21 months ahead of schedule and the residual hedge book is listed below.

Year Ending 30 June	FIXED US$700 OZ
FY 2010	17,358
FY 2011	20,154
TOTAL	37,512

DIRECTORS’ REPORT (continued)

SUBSEQUENT EVENTS

In January 2010, Allied Gold Limited commenced compulsory acquisition procedures to acquire the 3.029% of the ordinary shares of Australian Solomons Gold Limited that were not acquired pursuant to Allied Gold Limited’s takeover offer for Australian Solomons Gold Limited.

In addition, Australian Solomons Gold Limited successfully completed, in February 2010, the repurchase of all outstanding convertible securities issued by Australian Solomons Gold Limited at a cost of $254,208.

Other than the above matters, there has not arisen in the interval between the end of the financial period and the date of this report any item, transaction or event of a material and unusual nature likely, in the opinion of the Directors of the Company, to affect significantly the operations of the Company, the results of those operations or the state of affairs of the Company in future financial periods.

FUTURE DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES

In the March 2010 quarter, the company will accelerate the re-development of the Gold Ridge Project by the rescheduling and re-commencement of existing processing plant refurbishment works.  The company will complete the process of formalisation and documentation of all existing government approvals.

A dedicated company team has been mandated to review all aspects of the existing feasibility study with a view to producing a technical and financial optimisation which will accelerate gold production ahead of the existing plant programme.

Solomon Island exploration focus will be expanded to include the 130 square kilometres of exploration tenure in the Solomon Islands through the acquisition of ASG.  The company is committed to the reinterpretation of all geological data and the recommencement of drilling at Gold Ridge.

PNG exploration will continue to dedicate resources to Pigibo sulphide and look to recommence drilling activity on Tatau Island.

Allied Gold has begun the process assessing a migration of its London listing to the London Stock Exchange main board (LSE) from the current AIM market. Allied Gold will provide an update on this initiative during the March 2010 quarter.

Operationally, gold production remains on track to produce a minimum of 17,500oz for the March 2010 quarter, cognizant of the time lost due to the January landowner and cease work order stoppages, and a scheduled maintenance to the CIL processing tanks.

The March 2010 quarter will see the delivery of the PNG Sulphide pre-feasibility study and a significant resource upgrade.  The company is fully funded to deliver its objective of producing 200,000oz annual production by March quarter 2011.

Allied Gold continues to monitor the extent of its hedge book position and since 31 December 2009 has undertaken contracts to reduce the net hedge book exposure by a further 10,000 ounces. Allied Gold will continue to accelerate the depletion of the hedge book position via a combination of pre-delivering production into the hedge book, as well as acquiring gold to deliver into existing contracts.

DIRECTORS’ REPORT (continued)

OTHER INFORMATION

The registered office and principal place of business is Unit B9, 431 Roberts Road, Subiaco WA 6008.

AUDITORS’ INDEPENDENCE DECLARATION

The auditors’ independence declaration under section 307C of the Corporations Act 2001 is set out on page 26 for the half-year ended 31 December 2009 and forms part of the Directors’ Report.

Signed in accordance with a resolution of the Directors.

/s/ Mark Caruso
Mark Caruso
Executive Chairman

Dated at Perth this 15th day of February 2010.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
FOR THE HALF-YEAR ENDED 31 DECEMBER, 2009

	Note	Half-year 31 December, 2009		Half-year 31 December, 2008
Revenue		33,141,171		32,724,924
Cost of sales		(38,150,819)		(28,344,901)
Gross profit / (loss)		(5,009,648)		4,380,023

Unrealised losses on derivatives		(812,476)		(3,540,748)
Corporate expenses		(8,002,387)		(5,411,172)
Share based remuneration		(6,819,755)		(4,130,120)
Impairment of available for sale assets		-		(1,158,206)
Foreign exchange gain / (loss)		(112,698)		46,778
Financial income		180,483		48,175
Financial costs		(1,839,198)		(1,266,344)
Loss from continuing operations		(22,415,679)		(11,031,614)
Income tax benefit / (expense)		-		-
Loss for the half-year		(22,415,679)		(11,031,614)
Other comprehensive income / (loss)
Changes in the fair value of available for sale financial assets		250,914		(24,768)
Changes in the fair value of cash flow hedges - gross		4,917,149		14,230,406
Transfers to income statement from cash flow hedging reserve - gross		(5,774,881)		(1,412,879)
Exchange differences on translation of foreign operations		1,141,391		(463,502)
Deferred hedging loss		-		(570,530)
Other comprehensive income / (loss) for the half-year		534,573		11,758,727
Total comprehensive income / (loss) for the half-year		(21,881,106)		727,113

Loss for the half-year is attributable to:
Owners of Allied Gold Limited		(22,402,708)		(11,031,614)
Non-controlling interest		(12,971)		-
		(22,415,679)		(11,031,614)

Total comprehensive income / ( loss) for the half-year is attributable to:
Owners of Allied Gold Limited		(21,829,665)		727,113
Non-controlling interest		(51,441)		-
		(21,881,106)		727,113

Loss per share for loss attributable to the ordinary equity holders of Allied Gold Limited Basic earnings per share (cents) Diluted earnings per share (cents)		(4.24	) (4.24)	(2.74	) (2.74)

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER, 2009

	Note	31 December 2009	30 June 2009
CURRENT ASSETS
Cash and cash equivalents		157,241,528	20,529,979
Trade and other receivables		1,714,620	800,494
Inventories		11,342,679	14,269,497
Derivative financial instruments		814,922	2,025,000
Other assets		779,193	246,792
Total Current Assets		171,892,942	37,871,762

NON-CURRENT ASSETS
Derivative financial instruments		-	686,759
Available for sale financial assets		599,888	348,974
Property, plant and equipment	7	152,474,075	145,861,709
Exploration and evaluation expenditure	8	59,914,705	11,115,743
Total Non-Current Assets		212,988,668	158,013,185

Total Assets		384,881,610	195,884,947

CURRENT LIABILITIES
Trade and other payables		19,322,670	20,683,026
Borrowings	9	3,500,278	2,094,483
Derivative financial instruments		15,720,395	10,197,958
Provisions	10	868,260	491,709
Total Current Liabilities		39,411,603	33,467,176

NON CURRENT LIABILITIES
Derivative financial instruments		-	5,748,977
Borrowings	9	4,503,354	3,845,885
Provisions	10	7,776,299	2,782,426
Total Non-Current Liabilities		12,279,653	12,377,288

Total Liabilities		51,691,256	45,844,464

NET ASSETS		333,190,354	150,040,483

EQUITY
Issued capital	11	369,910,902	173,098,363
Reserves		8,526,171	1,199,540
Accumulated losses		(46,673,099)	(24,257,420)
Total equity attributable to the owners of Allied Gold Limited		331,763,974	150,040,483
Non-controlling interest		1,426,380	-
TOTAL EQUITY		333,190,354	150,040,483

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER, 2009

	Issued Capital		Accumulated Losses		Share-based payments reserve		Foreign exchange translation reserve		Available for sale investments revaluation reserve		Cash Flow Hedging Reserve		Total
	$		$		$		$		$		$		$
At 1 July 2009		173,098,363		(24,257,420)		9,776,417		(644,628)		136,389		(8,068,638)		150,040,483
Total comprehensive income for the period
Net loss for the period		-		(22,415,679)		-		-		-		-		(22,415,679)
Changes in the fair value of available for sale financial assets		-		-		-		-		250,914		-		250,914
Changes in the fair value of cash flow hedges – gross		-		-		-		-		-		4,917,149		4,917,149
Transfers to net profit - gross		-		-		-		-		-		(5,774,881)		(5,774,881)
Exchange differences on translation of foreign operations		-		-		-		1,141,391		-		-		1,141,391
		-		(22,415,679)		-		1,141,391		250,914		(857,732)		(21,881,106)
Transactions with equity holders in their capacity as equity holders
Ordinary shares issued		205,906,932		-		-		-		-		-		205,906,932
Costs of equity raising		(9,251,893)		-		-		-		-		-		(9,251,893)
Share based payments		-		-		6,792,058		-		-		-		6,792,058
Conversion of options		157,500		-		-		-		-		-		157,500
		196,812,539		-		6,792,058		-		-		-		203,604,597
At 31 December 2009		369,910,902		(46,673,099)		16,568,475		496,763		387,303		(8,926,370)		331,763,974

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE HALF-YEAR ENDED 31 DECEMBER, 2009

	Issued Capital		Accumulated Losses		Share-based payments reserve		Foreign exchange translation reserve		Available for sale investments revaluation reserve		Cash Flow Hedging Reserve		Total
	$		$		$		$		$		$		$
At 1 July 2008		133,686,704		(16,030,754)		5,502,877		(392,076)		6,546		(22,073,514)		100,699,783
Total comprehensive income for the period
Profit / (loss) for the period		-		(11,031,614)		-		-		-		-		(11,031,614)
Changes in the fair value of available for sale financial assets		-		-		-		-		(24,768)		-		(24,768)
Changes in the fair value of cash flow hedges – gross		-		-		-		-		-		14,230,406		14,230,406
Transfers to net profit - gross		-		-		-		-		-		(1,412,879)		(1,412,879)
Exchange differences on translation of foreign operations		-		-		-		(463,502)		-		-		(463,502)
Deferred hedging loss		-		-		-		-		-		(570,530)		(570,530)
		-		(11,031,614)				(463,502)		(24,768)		12,246,997		727,113
Transactions with equity holders in their capacity as equity holders
Cost of equity raising		(621,010)		-		-		-		-		-		(621,010)
Share-based payments		-		-		4,273,540		-		-		-		4,273,540
Ordinary shares issued		10,536,451		-		-		-		-		-		10,536,451
		9,915,441		-		4,273,640		-		-		-		14,188,981
At 31 December 2008		143,602,145		(27,062,368)		9,776,417		(855,578)		(18,222)		(9,826,517)		115,615,877

The accompanying notes are an integral part of these interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENEDED 31 DECEMBER, 2009

	Half-year 31 December 2009	Half-year 31 December 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts from customers	33,166,504	33,012,629
Payments to suppliers & employees	(42,260,483)	(21,958,773)
Proceeds from settlement of derivatives	-	5,144,710
Interest received	178,099	48,175
Interest paid	(17,351)	(388,731)
Net cash (used in) / from operating activities	(8,933,231)	15,858,010

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equity investments	-	(241,200)
Purchase of plant & equipment	(7,201,607)	(9,857,413)
Development expenditure	(2,014,792)	(3,012,739)
Exploration and evaluation expenditure	(950,364)	(708,957)
Cash acquired on acquisition of controlled entity	3,573,927	-
Net cash used in investing activities	(6,592,836)	(13,820,309)

CASH FLOWS FROM FINANCING ACTIVTIES
Proceeds from equity placements	159,545,451	10,806,452
Costs of issuing securities	(9,251,893)	(239,633)
Finance lease payments	(2,534,784)	(1,080,703)
Proceeds from borrowings	3,332,823	2,900,000
Repayments of borrowings	-	(12,859,098)
Net cash from / (used in ) financing activities	151,091,597	(472,982)

Net increase in cash held	135,565,530	1,564,719
Cash at beginning of the half-year	20,529,979	154,180
Effects of exchange rate changes on the balance of cash and cash equivalents	1,146,019	7
Cash and cash equivalents at end of the half-year	157,241,528	1,718,906

The accompanying notes are an integral part of these interim consolidated financial statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT

1.   Reporting entity

Allied Gold Limited (“the Company”) is a company incorporated in Australia and limited by shares, which are publicly traded on the Australian Stock Exchange, the Toronto Stock Exchange and on AIM, a market operated by the London Stock Exchange plc. The interim consolidated financial report for the half-year ended 31 December, 2009 comprises the Company and its controlled entities (together referred to as “the Group”).

The consolidated annual report of the Group as at and for the year ended 30 June, 2009 is available upon request from the Company’s registered office at Unit B9, 431 Roberts Road, Subiaco WA 6008.

2.   Statement of compliance

The interim consolidated financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001 and AASB 134 Interim Financial Reporting. The interim consolidated financial report complies with Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards (‘AIFRS’) as they pertain to interim financial reports.  Compliance with AIFRS ensures that the financial report complies with the equivalent International Financial Reporting Standards.

The interim consolidated financial report does not include all of the information required for a full annual financial report and should be read in conjunction with the annual financial report of the Group as at and for the year ended 30 June 2009 and should be considered together with any public announcements made by the Company during the half-year ended 31 December, 2009 in accordance with the continuous disclosure requirements applicable in the jurisdictions in which the Company’s shares are traded.

3.  Significant accounting policies

The significant accounting policies applied by the Group in this interim consolidated financial report are the same as those applied by the Group in its consolidated financial report as at and for the year ended 30 June, 2009 with the exception of the changes in accounting policies noted below that arose as a consequence of the application of changes in AIFRS that were effective on or after 1 July 2009.

(a)	Changes in Accounting Policies

Accounting for cash flow hedges
On 1 July 2009 AASB 2008-8 Amendment to IAS 39 Financial Instruments: Recognition and Measurement became effective and required the Group to amend its accounting for cash flow hedges to exclude time value from the one sided hedge risk when designating options as hedges. This has had the effect of requiring the time value component of the mark to market value of options forming part of a cash flow hedge to be recorded directly in the income statement.

Segment reporting
The Group has adopted AASB 8 Operating Segments from July 1, 2009. The new standard requires a management approach, under which segment information is presented on the same basis as that used for internal reporting purposes. This amendment impacts disclosures in the financial statements only.

Business combinations
AASB 3 Business Combinations (revised) which became effective for periods commencing on 1 July 2009 continues to apply the acquisition method to business combinations, but with some significant changes.

All payments to purchase a business are now recorded at fair value at the acquisition date. Non-controlling interests in the acquiree are now recognised either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. This decision is made on an acquisition by acquisition basis. Under the previous policy, the non-controlling interest was always recognised at its share of the acquiree’s net assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

3.  Significant accounting policies (continued)

The revised AASB3 Business Combinations also requires acquisition costs incurred as part of a business combination to be expensed instead of being recognised as part of goodwill.  If the Group recognises acquired deferred tax assets after the initial acquisition accounting there will no longer be any adjustment to goodwill.

The changes were implemented prospectively from 1 July 2009 and affected the accounting for the acquisition of Australian Solomons Gold Limited disclosed in note 5. During the half-year, acquisition costs of $1,717,915 were expensed by the Group and are included in “Corporate Expenses” in the Statement of Comprehensive Income. The Group has chosen to recognise the non-controlling interest at fair value of $1,477,821 for this acquisition. There were no previously acquired deferred tax assets recognised in the six months to 31 December 2009.

 4.  Estimates

The preparation of the interim consolidated financial report in accordance with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates.

In preparing this interim consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated annual financial report as at and for the year ended 30 June, 2009 with the exception that during the half-year the Company acquired a controlling interest in Australian Solomons Gold Limited (“ASG”) and is required to make an assessment of the fair values of the acquired assets and liabilities of ASG as at the acquisition date. Further information in relation to that assessment is provided in note 5.

5. Business Combination

On 30 November 2009, Allied Gold Limited acquired a 96.9% ownership interest in ASG, the owner of the Gold Ridge gold project in the Solomon Islands. The acquisition was undertaken to diversify the Group’s asset base and to increase its gold production capacity in the South Pacific region.

ASG contributed revenues of $nil and a net loss of $415,427 to the Group for the period from 1 December 2009 to 31 December 2009. Had the acquisition occurred on 1 July 2009, the effect would have been to increase revenues by $nil and increase the net loss by $1,406,287. The Group acquired net cash of $3,573,926 on the acquisition of ASG.

The consideration paid by Allied Gold Limited was 0.85 Allied Gold Limited ordinary shares for each ASG ordinary share. As at 31 December 2009, Allied Gold Limited had issued 106,920,459  shares of Allied Gold Limited with a fair value of $46,361,481 to acquire a 96.9% ownership interest in ASG. The value of the Allied Gold Limited shares issued as consideration for the purchase of shares in the controlled entity was determined using the market value of Allied Gold Limited shares at the time the shares were issued.

The Company acquired control of ASG in November 2009. At the time of preparing this interim consolidated financial report, the Company had not finalised its assessment of the fair values of the acquired assets and liabilities. The principal items for which the assessment of fair value is incomplete as at the date of this interim consolidated financial report are:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

5. Business Combination (continued)

•	Exploration and evaluation expenditure, including mining rights.
•	Property, plant and equipment.
•	Provision for environmental remediation.
•	Taxation assets and liabilities, including an assessment of the continued availability of unutilised tax losses.

As the determination of the fair value of net assets acquired is incomplete, no amounts have been recognised in the interim consolidated financial report for goodwill or discount on acquisition.

6.   Segment reporting

Management has determined that the operating segments based on reports reviewed by the Executive Chairman and the Chief Financial Officer and the Board Of Directors that are used to monitor performance and make strategic decisions. The business is considered from both a geographic and functional perspective and has identified three reportable segments.

Papua New Guinea consists of mining and processing and mineral exploration activities undertaken at the Simberi project. Solomon Islands consists of mineral exploration activities only as the project is not currently in production. The performance of the two geographic sectors is monitored separately.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

6.   Segment reporting (continued)

2009	Papua New Guinea						Solomon Islands	Consolidated
	Mining and Processing		Mineral Exploration		Total		Mineral Exploration	Mining and Processing		Mineral Exploration		Total
	$		$		$		$	$		$		$
Revenue
Sales to external customers		33,141,171		-		33,141,171	-		33,141,171		-		33,141,171

Result
Segment contribution		(5,009,648)		(2,014,792)		(7,024,440)	(1,364,790)		(5,009,648)		(3,379,582)		(8,389,230)

Carrying amount of assets		165,702,609		11,115,743		176,818,352	54,632,206		165,702,609		65,747,949		231,450,558

2008	Papua New Guinea						Solomon Islands	Consolidated
	Mining and Processing		Mineral Exploration		Total		Mineral Exploration	Mining and Processing		Mineral Exploration		Total
	$		$		$		$	$		$		$
Revenue
Sales to external customers		32,724,924		-		32,724,924	-		32,724,924		-		32,724,924

Result
Segment contribution		4,380,023		(3,721,696)		658,327	-		4,380,023		(3,721,696)		658,327

Carrying amount of assets		157,822,041		13,664,979		171,487,020	-		157,822,041		13,664,979		171,487,020

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

6.   Segment reporting (continued)

Management assesses the performance of the operating segments based on a measure of contribution. This measure excludes items such as the effects of equity settled share based payments, and unrealised gains / (losses) on financial instruments. Interest income and expenditure are not allocated to segments, nor are corporate expenses as these activities are centralised.

	Half-year to 31 December
	2009	2008
Segment contribution	(8,389,230)	658,327
Capitalised expenditure	3,379,583	3,721,696
Unrealised loss on derivatives	(812,477)	(3,540,748)
Corporate expenses	(8,002,387)	(5,411,172)
Share based remuneration	(6,819,755)	(4,130,120)
Impairment of available for sale assets	-	(1,158,206)
Foreign exchange gain / (loss)	(112,698)	46,778
Financial income	180,483	48,175
Financial costs	(1,839,198)	(1,266,344)
Loss from continuing operations	(22,415,679)	(11,031,614)

7.  Property plant and equipment

	Half-year to 31 December
	2009	2008
Cost
Balance at 1 July	171,632,992	137,303,966
Acquired on acquisition of ASG	3,773,602	-
Additions	9,216,494	12,870,152
Balance at 31 December	184,623,088	150,174,118

Accumulated depreciation
Balance at 1 July	(25,771,283)	(7,269,432)
Depreciation	(6,377,730)	(1,863,641)
Balance at 31 December	(32,149,013)	(9,133,073)

Net book value	152,474,075	141,041,045

Included in property assets capitalised under finance leases of $3,560,403 (half-year ended 31 December, 2008: $5,711,434).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

8.  Exploration and evaluation expenditure

	Half-year to 31 December
	2009	2008
Cost
Balance at 1 July	11,115,743	10,406,786
Acquired on acquisition of ASG	46,505,725	-
Additions	-	708,957
Effect of exchange rates	2,293,237	-
Balance at 31 December	59,914,705	11,115,743

9.   Borrowings

The following table sets out the movements in borrowings during the half-year:

	Half-year to 31 December
	2009		2008
		$	$
Balance at 1 July	5,940,368			11,301,041
New Issues
Finance lease liabilities (PGK and AUD)	3,332,823			5,671,404
Secured bank loan (USD)	-			-
Effects of foreign exchange	192,962			5,207,294
Unsecured loans	-			2,900,000

Repayments
Secured bank loan (USD)	-			(11,459,098)
Finance lease liabilities (PGK and AUD) – principal component of repayments	(1,462,521)			(301,868)
Unsecured loans (AUD)	-			(1,400,000)
Balance at 31 December	8,003,632			11,918,773

10.  Provisions

	Half-year to 31 December
	2009	2008
Current
Employee entitlements	868,260	365,819

Non Current
Employee entitlements	60,448	-
Rehabilitation and restoration	7,715,851	2,683,648
	7,776,299	2,683,648

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

10.  Provisions (continued)

Movements in the provision for rehabilitation and restoration during the half-year are set out below:

	Half-year to 31 December
	2009	2008
Cost
Balance at 1 July	2,782,426	2,584,870
Acquired on acquisition of ASG	4,679,737	-
Accrual of discount and effect of exchange rates	253,688	68,778
Balance at 31 December	7,715,851	2,653,648

11.  Contributed equity

(a)	Ordinary shares

	2009	2008	2009		2008
	Number of shares	Number of shares		$	$

Ordinary shares	1,036,712,735	410,994,276	369,910,902			143,602,565

Balance at 1 July	472,643,276	377,005,725	173,098,363			133,686,704
Shares issued through capital raising	456,699,000	33,988,551	159,387,951			10,536,451
Shares issued on the conversion of options	450,000	-	157,500			-
Shares issued to acquire controlled entity	106,920,459	-	46,518,981			-
			379,162,795			144,223,155
Costs of capital raising			(9,251,893)			(621,010)
Balance at 31 December	1,036,712,735	410,994,276	369,910,902			143,602,145

Ordinary shares entitle the holder to one vote per share and to participate in dividends and proceeds on winding up of the company in proportion to the number of and amounts paid on the shares held.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

11.  Contributed equity (continued)

(b)   Options

The table below sets out the movements in options during the half-year:

Exercise Price	Maturity	Options outstanding at 1 July 2009	Options issued	Options expired or cancelled	Options exercised	Options outstanding at 31 December 2009
$0.50 options	31/10/2009	180,000		(180,000)		-
$0.45 options	31/12/2009	3,400,000		(3,400,000)		-
$0.80 options	31/12/2010	1,000,000				1,000,000
$1 options	31/12/2010	1,000,000				1,000,000
$1.25 options	31/12/2010	1,000,000				1,000,000
$1.50 options	31/12/2010	1,000,000				1,000,000
$2 options	31/12/2010	1,000,000				1,000,000
$0.35 options(i)	31/10/2011	36,325,000		(5,862,500)	(450,000)	30,012,500
$0.31 Options	31/12/2010	1,699,427				1,699,427
$0.35 Options(ii)	31/12/2011	-	1,500,000			1,500,000
$0.50 Options(iii)	31/12/2013	-	37,500,000			37,500,000
$0.50 options	31/12/2013	-	1,175,000			1,175,000
		46,604,427	40,175,000	(9,442,500)	(450,000)	76,886,927

Notes:
(i)	Of the 30,012,500 options expiring 31 October 2011, 9,375,000 vest upon the share price reaching $A0.70.

(ii)	Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price reaching $A0.70.

(iii)
Of the 37,500,000 options expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price reaching $A0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 to 31 December 2010.

Each option is convertible into one ordinary share in the company when exercised. Options do not participate in dividends and do not give holders voting rights.

12.   Share based payments

In 2006, the group established a share option program that entitles key management personnel and senior employees to purchase shares in the entity. The terms and conditions of the share option programme are disclosed in the consolidated financial report as at and for the year ended June 30, 2009. The Group uses the binomial option pricing methodology.

The terms and conditions of the grants made during the six months ended 31 December 2009 are as follows:

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

12.   Share based payments (continued)

Non Executive Director options issued 11 November 2009

	No vesting conditions	Vesting condition[1]
Fair value at grant date	$0.187	$0.187
Exercise price	$0.35	$0.35
Grant date	11/11/2009	11/11/2009
Expiry date	31/12/2011	31/12/2011
Share price at grant date	$0.425	$0.425
Expected price volatility of shares	65%	65%
Expected dividend yield	0%	0%
Risk free interest rate	4.83%	4.83%
Probability discount applied in relation to vesting conditions	0%	40%
Number of options	1,000,000	500,000

[1] Options may not vest until the ordinary share price of the Company’s shares is greater than $0.70 for five consecutive days after the date of grant.

Executive Director options issued 11 November 2009

	Tranche A options[1]	Tranche B optionsg[2]	Tranche C options[3]
Fair value at grant date	$0.166	$0.215	$0.167
Exercise price	$0.50	$0.50	$0.50
Grant date	11/11/2009	11/11/2009	11/11/2009
Expiry date	31/12/2013	31/12/2013[4]	31/12/2013
Share price at grant date	$0.425	$0.425	$0.425
Expected price volatility of shares	65%	65%	65%
Expected dividend yield	0%	0%	0%
Risk free interest rate	4.97%	5.25%	4.97%
Probability discount applied in relation to vesting conditions	0%	0%[4]	40%
Number of options issued	15,000,000	15,000,000	7,500,000

[1] Tranche A – vest on grant date.

[2] Tranche B – vest upon the 100,000th ounce of gold production between 1 October 2009 and 31 December 2010

[3] Tranche C – vest when the weighted average price of Allied shares is greater than 70 cents for five consecutive days.

[4] In calculating the fair value of the Tranche options subject to gold production performance conditions, the term to expiry was reduced to 1/7/2012 from 31/12/2013 to more fully reflect the vesting condition.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL REPORT (continued)

12.   Share based payments (continued)

Employee options issued 22 December 2009

No vesting conditions
Fair value at grant date	$0.166
Exercise price	$0.50
Grant date	22/12/2009
Expiry date	31/12/2013
Share price at grant date	$0.33
Expected price volatility of shares	65%
Expected dividend yield	0%
Risk free interest rate	4.97%
Probability discount applied in relation to vesting conditions	0%
Number of options	1,175,000

13.   Related party transactions

Arrangements with related parties continue to be in place. With the exception of the items described below, the nature and terms of transactions with related parties are consistent with those described in the consolidated financial report for the year ended 30 June, 2009. The related party transactions for the half-year ended 31 December, 2009 are summarised as follows.

Mr. Mark Caruso is a director and shareholder of MineSite Construction Services Pty Ltd., which provides Allied Gold with various services, including secretarial services, the supply or procurement on behalf of Allied Gold of goods and services and the leasing of equipment. Amounts paid to MineSite Construction Services Pty Ltd. during the half-year ended 31 December, 2009 totalled $4,690,513.

14.	Commitments and contingencies

In December 2009, a controlled entity of Allied Gold Limited commenced legal action against Intermet Engineers (Pty) Ltd (“Intermet”) and a director of Intermet in respect of breaches of contract entered into between the controlled entity and Intermet whereby Intermet were contracted to design, procure and manage the construction of gold processing and related facilities for the Simberi Oxide Gold Project. Under the legal action, the controlled entity is claiming damages of not less than $12 million.

Interment have advised that they will defend the claim and have indicated that they will make a counter claim for an amount of $1.2 million for outstanding monies due from the controlled entity under the contract. This amount has been fully accrued as a liability by the controlled entity pending the outcome of the litigation.

15.   Subsequent events

In January 2010, Allied Gold Limited commenced compulsory acquisition procedures to acquire the 3.029% of the ordinary shares of Australian Solomons Gold Limited that were not acquired pursuant to Allied Gold Limited’s takeover offer for Australian Solomons Gold Limited. The acquisition of these shares will be satisfied through the issue of 0.85 Allied Gold Limited shares for each Australian Solomons Gold Limited share.

In addition, Australian Solomons Gold Limited successfully completed, in February 2010 the repurchase of all outstanding convertible securities issued by Australian Solomons Gold Limited at a cost of $254,208.

DIRECTORS’ DECLARATION

In the Directors’ opinion:

1.	The financial statements and notes set out on pages 8 to 22, are in accordance with the Corporations Act 2001, including:

(a)	complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(b)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

2.	There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

/s/ Mark Caruso
Mark Caruso
Chairman

Brisbane
15th February 2010

15th February 2010

Allied Gold Limited
34 Douglas Street
Milton 4064
Queensland

Dear Sirs

(1)	DECLARATION OF INDEPENDENCE BY PETER TOLL TO THE DIRECTORS OF ALLIED GOLD LIMITED

As lead auditor of Allied Gold Limited for the half-year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

•	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

•	No contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Allied Gold Limited and the entities it controlled during the period.

/s/ Peter Toll
Peter Toll
Director

BDO Audit (WA) Pty Ltd
Perth, Western Australia
Dated this 15th February 2010

INDEPENDENT AUDITOR’S REVIEW REPORT
TO THE MEMBERS OF ALLIED GOLD LIMITED

Matters Relating to the Electronic Presentation of the Half-Year Financial Report

This auditor’s report relates to the half-year financial report of Allied Gold Limited for the period ended 31 December 2009 included on Allied Gold Limited’s web site. The disclosing entity’s directors are responsible for the integrity of Allied Gold Limited’s web site. We have not been engaged to report on the integrity of Allied Gold Limited’s web site. The auditor’s review report refers only to the statements named below. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this half-year report are concerned with the inherent risks arising from electronic data communications, they are advised to refer to the hard copy of the reviewed half-year financial report to confirm the information included in the reviewed half-year financial report presented on this web site.

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Allied Gold Limited, which comprises the statement of financial position as at 31 December 2009, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of an Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the disclosing entity’s financial position as at 31 December 2009 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Allied Gold Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001 would be in the same terms if it had been given to the directors at the time that this auditor’s review report was made.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Allied Gold Limited is not in accordance with the Corporations Act 2001 including:

(a)	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2009 and of its performance for the half-year ended on that date; and

(b)	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

BDO Audit (WA) Pty Ltd

/s/ Peter Toll
Peter Toll
Director

Signed in Perth, Western Australia
Dated this 15 day of February 2010.